UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 001-09764

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Harman International Industries, Incorporated

Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Harman International Industries, Incorporated

400 Atlantic Street, 15th Floor

Stamford, CT 06901

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Page
Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Plan Benefits – December 31, 2010 and 2009	2

Statements of Changes in Net Assets Available for Plan Benefits – Years ended December 31, 2010 and 2009	3

Notes to Financial Statements	4

Supplemental Schedules

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2010	11

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions – Year ended December 31, 2010	12

All other supplemental schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

Exhibit

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Harman International Industries, Incorporated

    Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Harman International Industries, Incorporated Retirement Savings Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Schedule H, Line 4i – schedule of assets (held at end of year) as of December 31, 2010 and Schedule H, Line 4a – schedule of delinquent participant contributions for the year ended December 31, 2010 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Los Angeles, California
June 29, 2011

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2010 and 2009

	2010	2009
Assets:

Investments, at fair value:
Money market fund	$484,835	$340,734
Mutual funds	111,021,335	96,675,422
Commingled funds	27,371,413	23,149,250
Collective trust	48,584,462	57,877,987
Common stock	29,683,487	21,590,473

Total investments	217,145,532	199,633,866

Contributions receivable:

Participant	256,076	263,611
Employer	335,287	—

Total contributions receivable	591,363	263,611
Notes receivable from participants	2,866,919	2,391,884
Cash	4,540	17,809

Total assets	220,608,354	202,307,170

Liabilities:

Accrued expenses	48,000	45,000
Excess contributions payable	—	653,154

Total liabilities	48,000	698,154

Net assets available for plan benefits at fair value	220,560,354	201,609,016
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,630,256)	(2,399,606)

Net assets available for plan benefits	$217,930,098	$199,209,410

See accompanying Notes to Financial Statements.

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2010 and 2009

	2010	2009
Changes to net assets attributed to:

Investment income:
Net appreciation in fair value of investments	$22,903,075	$37,457,174
Interest and dividends	3,897,151	3,337,385

Total investment income	26,800,226	40,794,559

Contributions:

Employer	7,979,493	12,811
Participant	9,137,222	8,736,077
Rollovers	1,029,112	186,496

Total contributions	18,145,827	8,935,384
Deductions:

Benefit payments	26,114,102	39,713,684
Administrative expenses	111,263	81,560

Total deductions	26,225,365	39,795,244

Net increase	18,720,688	9,934,699
Net assets available for plan benefits:

Beginning of year	199,209,410	189,274,711

End of year	$217,930,098	$199,209,410

See accompanying Notes to Financial Statements.

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(1) Description of the Plan

The following description of the Harman International Industries, Incorporated (the Company or the Plan Sponsor) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

(a) General

The Plan is a defined contribution savings and profit-sharing plan sponsored by the Company. Employees are eligible to join the Plan immediately as of their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). During 2010 and 2009, the Company met the minimum funding requirements as defined by ERISA.

(b) Contributions

Participants in the Plan may contribute up to 50 percent of their pre-tax compensation, as defined by the Plan. Participants may change their deferral percentage as of the first payroll period following receipt of notice to the Plan Administrator. The Company may make annual basic contributions equal to 3 percent of the compensation paid to all eligible participants, and a matching contribution equal to 50 percent of the eligible participant’s pre-tax contribution percentage for each payroll period up to a maximum election of 6 percent per payroll period. Effective January 1, 2009, the Company suspended both the employer annual basic contribution and the employer matching contribution. Effective January 1, 2010, both the employer annual basic contribution and the employer matching contribution were reinstated. In addition, the Company may make discretionary profit-sharing contributions to the Plan in an amount determined by the Company’s Board of Directors. For the years ended December 31, 2010 and 2009, the Board of Directors did not approve a profit-sharing contribution.

(c) Excess Contributions

In order to satisfy the relevant non-discriminatory provisions of the Plan, the Plan refunds any excess deferral contributions and related net gains or losses of certain active participants. Refundable contributions at December 31, 2010 and 2009 were $0 and $653,154, respectively. Refunds were issued to participants in the month of March subsequent to the end of the plan year. The excess contributions have been recorded as excess contributions payable in the Statement of Net Assets Available for Plan Benefits as of December 31, 2009. Contributions received from participants have been reduced by the excess contributions payable in the Statement of Changes in Net Assets Available for Plan Benefits during the year ended December 31, 2010.

(d) Participant Account Balances

Separate accounts are maintained for each participant’s salary deferral, rollover, employer profit sharing, basic, and matching contribution balances. Earnings or losses of the Plan are allocated to participant account balances by investment fund on a daily basis according to the number of shares in the participant account balances. Company profit-sharing and basic contributions are allocated based on participant compensation. Company matching contributions are allocated based upon each participant’s compensation and tax-deferred contribution percentage.

(e) Vesting

Participants are 100 percent vested in their salary deferral contribution, employer’s basic contribution, and rollover contribution accounts, and become vested in profit-sharing and matching contributions at the rate of 25 percent per year after the completion of two years of service, or 100 percent after reaching age 65, death, or disability.

(f) Investment Options

Plan participants direct contributions in any increment in any of the investment options. The options consist of the Company’s common stock, the Putnam Stable Value Fund, the Putnam Money Market Fund, 19 mutual funds and 11 commingled funds.

(Continued)

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(g) Notes Receivable from Participants

Participants are permitted to borrow from their accounts subject to limitations set forth in the Plan document. These loans are classified as Notes Receivable in the Statements of Net Assets Available for Benefits. The loans are generally payable up to 5 years, except for loans to secure a private residence which can be payable up to 15 years and bear interest at an interest rate equal to the prime rate as published in the Wall Street Journal in effect on the 1st business day of the month in which the loan is issued, plus 2 percent. Principal and interest payments on the loans are redeposited into the participants’ accounts, primarily through payroll deductions, based on their current investment allocation elections. Participants may not have more than one loan outstanding at any one time and the balance of outstanding loans for any one individual cannot exceed $50,000 or 50 percent of their vested account balance. Loans are secured by the vested portion of a participant’s account balance. Upon a participant’s termination of employment, the balance of any outstanding loan must be repaid within 90 days or the unpaid loan balance will be deemed a distribution. The interest rate was 5.25 percent for all loans outstanding at December 31, 2010, with loans maturing at various dates through 2025.

(h) Benefits

On separation from service or termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump-sum distribution.

(i) Forfeitures

All distributions from the Plan shall commence as soon as practicable after the participant’s termination date, and all unvested amounts shall be forfeited as of the date of distribution. Amounts provisionally forfeited will be restored if the participant returns to service prior to the occurrence of a 60-consecutive-month period of separation. Amounts forfeited by Plan participants are used to reduce employer match contributions and pay expenses of the Plan. At December 31, 2010 and 2009, forfeited nonvested accounts totaled $475,256 and $333,913, respectively. During 2010 and 2009, $90,366 and $0, respectively, were used to pay plan administrative expenses.

(j) Interest and Penalties

If any interest and penalties are incurred by the Plan, they are required to be paid by the Plan Sponsor.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements of the Plan have been presented on an accrual basis and present the net assets available for plan benefits as of December 31, 2010 and 2009 and changes in those net assets for the years then ended.

(b) Adoption of New Accounting Standards

Fair Value: In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, “Improving Disclosures about Fair Value Measurements,” which primarily requires new disclosures related to the levels within the fair value hierarchy. An entity will be required to disclose significant transfers in and out of Levels 1 and 2 of the fair value hierarchy, and separately present information related to purchases, sales, issuances and settlements in the reconciliation of fair value measurements classified as Level 3. In addition, the guidance amends the fair value disclosure requirement for pension and postretirement benefit plan assets to require this disclosure at the investment class level. The guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures related to purchases, sales, issuances and settlements for Level 3 fair value measurements, which are effective for reporting periods beginning after December 15, 2010. The Plan adopted the new guidance for the disclosures as required in the notes to the Plan’s financial statements effective January 1, 2010, except for the disclosures related to Level 3 fair value measurements, which the Plan will include in the notes to the financial statements effective January 1, 2011. The adoption of the new guidance did not have a material impact on the Plan’s financial statements.

Notes Receivable from Participants: In September 2010, the FASB issued ASU 2010-25, “Reporting Loans to Participants by Defined Contribution Pension Plans,” which requires participant loans to be classified as notes receivable and measured at unpaid principal balance plus accrued but unpaid interest. Previously, these participant loans were classified as plan investments, and were subject to the fair value measurement and disclosure requirements of Accounting Standards Codification (“ASC”) Topic 820, “Fair Value Measurements and Disclosures.” The Plan adopted ASU 2010-25 effective January 1, 2010. The adoption of ASU 2010-25 did not have a material impact on the Plan’s financial statements and as a result, participant loans have been reclassified from investments to notes receivable from participants in the Statements of Net Assets Available for Plan Benefits for all periods presented.

(Continued)

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(c) Investment Valuation and Income Recognition

All investments are measured at fair value. Refer to Note 4 for further details related to the Plan’s valuation. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investment includes plan gains and losses on investments bought and sold, as well as held during the year.

(d) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities, in the statements of net assets available for plan benefits and the additions and deductions in the statements of changes in net assets available for plan benefits, as well as the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(e) Payment of Benefits

Benefits are recorded when paid.

(f) Administrative Expenses

Administrative expenses are paid by the Plan, unless paid by the Plan Sponsor.

(g) Risks and Uncertainties

The Plan provides for various investment options in a money market fund, mutual funds, common stock, commingled funds, and collective trusts. Investment securities are exposed to various risk factors such as interest rate, market, and credit risks. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants’ account balances and the amounts reported in the financial statements.

(h) Concentration of Credit Risk

Investment in the common stock of the Company comprises approximately 14 percent and 11 percent of the Plan’s investments as of December 31, 2010 and 2009, respectively.

(3) Investments

Investments that represent 5 percent or more of the fair value of the Plan’s net assets are as follows:

Description	2010	2009
Putnam Stable Value Fund	$48,584,462	$57,877,987
Harman International Industries, Incorporated common stock	29,683,487	21,590,473
Mainstay Large Cap Growth Fund	19,859,888	17,602,490
American Europacific Growth Fund	17,794,279	18,234,271
Lord Abbett Small Cap Value Fund *	12,989,537	10,233,989
Pimco Total Return Fund *	12,050,840	10,266,731
Loomis Sayles Value Fund Y Class	11,559,708	11,132,878
All other investments less than 5 percent	64,623,331	52,695,047

	$217,145,532	$199,633,866

*	Less than 5 percent in 2009, included for comparative purposes.

(Continued)

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

During the years ended December 31, 2010 and 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2010	2009
Mutual funds	$12,320,235	$20,688,950
Common stock	7,145,697	11,344,953
Commingled funds	3,437,143	6,011,120
Collective trust	—	(587,849)

Net appreciation in fair value of investments	$22,903,075	$37,457,174

(4) Fair Value Measurements

Accounting guidance for fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 – Observable inputs, such as unadjusted quoted market prices in active markets for the identical asset or liability.

Level 2 – Inputs that are observable for the asset or liability, either directly or indirectly though market corroboration, for substantially the full term of the financial instrument which include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs that reflect the entity’s own assumptions in measuring the asset or liability at fair value.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Plan did not have any assets or liabilities measured at fair value on a nonrecurring basis as of December 31, 2010 or 2009.

Following is a description of the valuation methodologies used for assets and liabilities measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Money Market Funds, Mutual Funds and Equity Securities

The fair value of money market funds, mutual funds and the Company’s common stock is determined by obtaining quoted prices on nationally recognized securities exchanges, which are generally classified within Level 1 of the fair value hierarchy.

Commingled Funds

The fair value of commingled funds is valued at the net asset value (“NAV”) of the units provided by the fund issuer. NAV for these funds represents the quoted price in a non-active market and as such these investments are classified within Level 2 of the fair value hierarchy. NAV is used as a practical expedient for fair value.

Collective Trust

The fair value of investments in the common collective trust is valued as determined by the custodian based on their NAV and supported by the value of the underlying securities. Short-term investments consist of a common collective trust with principal preservation as its primary objective. The common collective trust primarily invests in securities traded on nationally recognized securities exchanges and active dealer markets and is classified within Level 2 of the fair value hierarchy. NAV is used as a practical expedient for fair value.

The Putnam Stable Value Fund, a collective trust, is valued by Putnam Fiduciary Trust Company based on the unit values of the fund. Unit values are determined by dividing the fund’s net assets, which represents the fair market value of the underlying investments, by its units outstanding at the valuation date. The collective trust has underlying investments in investment contracts which are valued at the estimated fair market value of the underlying investments and then adjusted by Putnam Fiduciary Trust Company to contract value.

(Continued)

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

Investment contracts held in a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit-responsive investment contracts held in this fund including a variety of investment contracts such as traditional guaranteed investment contracts (GICs) issued by insurance companies and other financial institutions and other investment products with similar characteristics. GICs are investment contracts in which the Plan owns the underlying assets and purchases fully benefit-responsive wrapper contracts from third parties that provide market value and cash flow risk protection to the Plan. These investment contracts are measured at fair value. The fair value of the fully benefit-responsive wrapper contracts is the replacement cost of these contracts. The GIC’s contract value represents the sum of the participant’s contributions, gains and losses on the underlying assets, participant’s withdrawals and administrative expenses. The statement of net assets available for plan benefits presents the fair value of these investment contracts as well as their adjustment from fair value to contract value. The statement of changes in net assets available for plan benefits is prepared on a contract value basis.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants. The use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Summary of Investments

The following table sets forth a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2010:

		As of December 31, 2010
Description	Total	Level 1	Level 2	Level 3
Money market fund	$484,835	$484,835	$—	$—
Mutual funds			—	—
Growth funds	44,941,047	44,941,047	—	—
Blend funds	32,260,206	32,260,206	—	—
Value funds	19,877,663	19,877,663	—	—
Intermediate-term bond funds	13,942,419	13,942,419	—	—
Harman International Industries, Incorporated common stock	29,683,487	29,683,487	—	—
Commingled funds (blend of equity, fixed-income and short-term funds)	27,371,413	—	27,371,413	—
Collective trust (1)	48,584,462	—	48,584,462	—

Total	$217,145,532	$141,189,657	$75,955,875	$—

(1)	Although the amount reflected in the table represents the fair value of this investment, the contract value (the amount available for plan benefits) was $45,954,206 as of December 31, 2010.

(Continued)

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

The following table sets forth a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2009:

		As of December 31, 2009
Description	Total	Level 1	Level 2	Level 3
Money market fund	$340,734	340,734	—	—
Mutual funds			—	—
Growth funds	39,175,774	39,175,774	—	—
Blend funds	28,888,416	28,888,416	—	—
Value funds	17,599,576	17,599,576	—	—
Intermediate-term bond funds	11,011,656	11,011,656	—	—
Harman International Industries, Incorporated common stock	21,590,473	21,590,473	—	—
Commingled funds (blend of equity, fixed-income and short-term funds)	23,149,250	—	23,149,250	—
Collective trust (1)	57,877,987	—	57,877,987	—

Total	$199,633,866	118,606,629	81,027,237	$—

(1)	Although the amount reflected in the table represents the fair value of this investment, the contract value (the amount available for plan benefits) was $55,478,381 as of December 31, 2009.

(5) Related-Party Transactions

Certain plan investments are shares of mutual funds managed by Mercer Trust Company and shares of common stock of the Company. Mercer Trust Company is the trustee and the Company is the Plan Sponsor as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

(6) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their employer profit-sharing and matching contributions.

(7) Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated August 14, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

During 2010 and 2009, the Plan Sponsor identified certain operational errors. The Plan Sponsor intends to correct such errors and management believes that such errors will not have a material effect on the Plan’s financial position or an adverse effect on the Plan’s qualified status.

(8) Reconciliation of Financial Statements to Form 5500

Reconciliation of net assets available for plan benefits reported in the financial statements to the net assets reported on line 1(l) of Form 5500 Schedule H, Part I, as of December 31, 2010 and 2009, is presented below:

	2010	2009
Net assets available for plan benefits reported in the financial statements	$217,930,098	$199,209,410
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,630,256	2,399,606

Net assets available for plan benefits reported on Form 5500	$220,560,354	$201,609,016

Reconciliation of total investment income reported in the financial statements to earnings on investments reported on line 2(b) of Form 5500 Schedule H, Part II, as of December 31, 2010 and 2009, is presented below:

(Continued)

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

	2010	2009
Total investment income reported in the financial statements	$26,800,226	$40,794,559
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,630,256	2,399,606
Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(2,399,606)	4,704,222

Total investment income reported on Form 5500	$27,030,876	$47,898,387

(9) Nonexempt Party-in-Interest Transaction

For the year ended December 31, 2010, the Company identified employee contributions totaling $77,514 that the Company failed to remit to the Plan’s trustee within the period prescribed by the Department of Labor Regulations. The Company deposited the late contributions, along with full restorative earnings of $4,233 to the participants in June 2011.

For the year ended December 31, 2009, the Company identified employee contributions totaling $2,262 that the Company failed to remit to the Plan’s trustee within the period prescribed by the Department of Labor Regulations. The Company deposited the late contributions, along with full restorative earnings of $2,363, to the participants in June 2010.

During the last six months of fiscal 2010, certain employee contributions were remitted later than the Company normally remits such contributions to the Plan. The delay resulted from technical system issues associated with the transition to the new payroll provider. The Company remitted the contributions as soon as it verified the accuracy of the contribution remittance. The Company is in the process of identifying delinquent contributions and remitting the lost earnings on such contributions to the Plan. As of the first fiscal quarter of 2011, the technical system issues were resolved and the Company has been remitting the contributions consistent with historical time periods.

Schedule 1

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

Identity of issuer, borrower, or similar party	Description of investment, including maturity date, rate of interest, par, or maturity value	Current Value
	Cash	$4,540
Putnam Management Company, Inc.*	Money Market Fund (484,835 shares)	484,835
	Mutual funds:
Invesco Aim Investment Services, Inc.	Invesco Small Cap Growth Fund (333,169 shares)	9,525,297
American Funds Service Company	American Europacific Growth Fund (430,750 shares)	17,794,279
Lord, Abbett & Co. LLC	Lord Abbett Small Cap Value Fund (413,285 shares)	12,989,537
Pacific Investment Management Company LLC	Pimco Total Return Fund (1,110,677 shares)	12,050,840
T. Rowe Price Associates, Inc.	T. Rowe Price Blue Chip Growth Fund (169,371 shares)	6,458,118
Prudential	Prudential Jennison Mid-Cap Growth Fund Class Z (33,590 shares)	952,600
AIM International	Invesco International Growth Fund Institutional Class (25,138 shares)	701,356
Harbor	Harbor International Fund (10,007 shares)	605,917
Neuberger Berman	Neuberger Berman Mid Cap Growth Fund (38,510 shares)	417,833
Loomis Sayles	Loomis Sayles Value Fund Y Class (621,156 shares)	11,559,708
Vanguard	Vanguard Total Bond Market Index Fund (178,451 shares)	1,891,579
Perkins	Perkins Mid Cap Value Fund Class J (29,590 shares)	667,839
Mainstay	Mainstay Large Cap Growth Fund (2,743,078 shares)	19,859,888
The Vanguard Group, Inc.	Vanguard Windsor II Fund Admiral Shares (119,317 shares)	5,436,081
Victory	Victory Small Company Opportunity Fund (37,689 shares)	1,135,195
Artisan	Artisan Mid Cap Value Fund Investor Class (53,727 shares)	1,078,840
The Vanguard Group, Inc.	Vanguard Institutional Index Fund (59,410 shares)	6,832,751
Van Kampen	Invesco Van Kampen Small Cap Growth Fund I Class (17,189 shares)	193,204
The Vanguard Group, Inc.	Vanguard Extended Market Index Fund Investors (21,097 shares)	870,473
	Commingled funds:
Pyramis	Pyramis Core Lifecycle 2000 Commingled Pool Fund (10,510 shares)	108,459
Pyramis	Pyramis Core Lifecycle 2005 Commingled Pool Fund (19,448 shares)	200,313
Pyramis	Pyramis Core Lifecycle 2010 Commingled Pool Fund (88,846 shares)	924,887
Pyramis	Pyramis Core Lifecycle 2015 Commingled Pool Fund (214,627 shares)	2,193,493
Pyramis	Pyramis Core Lifecycle 2020 Commingled Pool Fund (448,207 shares)	4,396,912
Pyramis	Pyramis Core Lifecycle 2025 Commingled Pool Fund (546,025 shares)	5,340,124
Pyramis	Pyramis Core Lifecycle 2030 Commingled Pool Fund (475,361 shares)	4,425,611
Pyramis	Pyramis Core Lifecycle 2035 Commingled Pool Fund (568,368 shares)	5,291,505
Pyramis	Pyramis Core Lifecycle 2040 Commingled Pool Fund (293,862 shares)	2,688,833
Pyramis	Pyramis Core Lifecycle 2045 Commingled Pool Fund (147,233 shares)	1,348,655
Pyramis	Pyramis Core Lifecycle 2050 Commingled Pool Fund (50,013 shares)	452,621
	Collective trust:
Putnam Management Company, Inc.*	Putnam Stable Value Fund – invested in contracts with various companies, with various maturity dates and interest rates ranging from 0.15 percent to 5.91 percent (45,954,206 units)	48,584,462
Harman International Industries, Incorporated*	Common stock: (641,112 shares)	29,683,487
	Participant loans:
	Interest rate of 5.25 percent, maturing through September 2025	2,866,919

Total investments		220,012,451

Total assets		$220,016,991

*	Party-in-interest

See accompanying report of independent registered public accounting firm.

Schedule 2

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year ended December 31, 2010

(a)	(b)	(c)	(d)	(e)
Identity of Party Involved	Relationship to Plan, Employer, or Other Party-in-Interest	Description of Transaction, Including Rate of Interest	Amount on Line 4(a)	Lost Interest
Harman International Industries, Incorporated	Plan Sponsor	Employee deferrals in 2010 not deposited to the Plan in a timely manner.	$77,514	$4,233

During the last six months of fiscal 2010, certain employee contributions were remitted later than the Company normally remits such contributions to the Plan. The delay resulted from technical system issues associated with the transition to the new payroll provider. The Company remitted the contributions as soon as it verified the accuracy of the contribution remittance. The Company is in the process of identifying delinquent contributions and remitting the lost earnings on such contributions to the Plan. As of the first fiscal quarter of 2011, the technical system issues were resolved and the Company has been remitting the contributions consistent with historical time periods.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Harman International Industries, Incorporated Retirement Savings Plan

Date: June 29, 2011	By:	/S/ MICHAEL SCARPA
Michael Scarpa Vice President, Corporate Human Resources and Global Rewards